Exhibit 99.1

Olink announces preliminary unaudited revenue for the fourth quarter and full year 2022 and provides outlook for 2023

UPPSALA, Sweden, January 09, 2023 -- Olink Holding AB (publ) (“Olink” or the “Company”) (Nasdaq: OLK), today announced preliminary unaudited revenue for the fourth quarter and year ended December 31, 2022, and additional selected unaudited performance metrics.

Full year 2022 reported revenues are expected to be between $139.4 million and $139.8 million, representing yearly growth of approximately 47% on a reported basis, and 53% on a constant currency basis. Reported revenues for the fourth quarter 2022 are expected to be between $57.5 million and $57.9 million, versus $43.7 million in the corresponding quarter of last year.

Olink anticipates fourth quarter 2022 Kit share of total revenues will be approximately 53%. The Company also expects that year-end Explore externalizations reached an estimated total of 52, achieving roughly $800,000 in average customer pull-through during the 12 months ended December 31, 2022. Olink also expects that Signature Q100 placements reached an estimated total of 91 at year-end 2022.

Olink has scheduled its fourth quarter and full year 2022 earnings call for February 21, 2023, and expects to provide additional details at that time.

“2022 was another year of tremendous progress for Olink, including the strengthening of our leadership position in next-generation proteomics, strong operational execution across new product development and commercialization initiatives, with the introduction of meaningful products and capabilities for customers around the world,” said Jon Heimer, CEO. “We accomplished these impressive results despite multiple macroeconomic headwinds developing through the year; Olink anticipates another strong year of growth in 2023 that would not be possible without the enormous talent and drive of the entire Olink organization.”

2023 guidance
In addition, Olink expects 2023 full year reported revenue to be in the range of $192 million to $200 million, representing growth of approximately 37% to 43% on a reported basis, and growth of approximately 38% to 44% on a constant currency basis.

The Company expects revenues in 2023 will continue to progress along a seasonal pattern that is weighted toward the second half of the year, and fourth quarter specifically. In addition, Olink believes with continued growth and scale up, it will return to profitability in 2023, as measured by EBITDA excluding share-based compensation expenses.

Fourth quarter and full year 2022 results conference call
Olink expects to report its full unaudited financial results for the full year 2022 before the market open on Tuesday, February 21, 2023. Company management will host a conference call to discuss financial results at 8:00 am ET. Investors interested in listening to the conference call are required to register online. It is recommended to register at least a day in advance. A live webcast of the conference call will be available in the “Events” section of the Company's website at https://investors.olink.com/investor-relations. The webcast will be archived and available for replay for at least 90 days after the event.

Presentation and panel participation at the 41st Annual J.P. Morgan Healthcare Conference
Company management will present at the 41st annual J.P. Morgan Healthcare Conference on Wednesday, January 11, 2023 at 7:30 am PT. In addition, on Tuesday, January 10, 2023, at 5:15 pm PT, Olink will participate in a J.P. Morgan sponsored panel titled Multiomics: Markers for Modern Medicine.

Use of forward-looking statements
This press release contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including statements regarding our 2022 and 2023 revenue outlook, our Explore externalizations, our ability to develop, commercialize and achieve market acceptance of our current and planned products and services, our research and development efforts, and other matters regarding our business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations. In some cases, you can identify forward-looking statements by the words “will,” “would,” “expect,” “anticipate,” “estimate,” “continue,” “progress” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described under the caption "Risk Factors" in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) and elsewhere in the other documents we file with the SEC from time to time. We caution you that forward-looking statements are based on a combination of facts and factors currently known by us and our projections for the future, about which we cannot be certain. As a result, the forward-looking statements may not prove to be accurate. The forward-looking statements in this press release represent our views as of the date hereof. We undertake no obligation to update any forward-looking statements for any reason, except as required by law.

Non-IFRS financial information
Constant currency revenue growth is a non-IFRS financial metric that is not prepared in accordance with, or an alternative to, International Financial Reporting Standards (“IFRS”) and should be considered in conjunction with our IFRS results, as the items excluded from the non-IFRS information can have a material impact on the Company’s financial results.

We present certain non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance.

About Olink
Olink Holding AB (publ) (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.

IR contact
Jan Medina, CFA
VP Investor Relations & Capital Markets
Mobile: +1 617 802 4157
jan.medina@olink.com

Media contact
Andrea Prander
Corporate Communications Manager
Mobile: +46 768 775 275
andrea.prander@olink.com